UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-40405

JIUZI HOLDINGS INC.

(Exact name of registrant as specified in its charter)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Closing of Private Placement

As disclosed on Jiuzi Holdings Inc.’s (the “Company”) report on Form 6-K filed with the Securities and Exchange Commission on October 23, 2023, the Company entered into certain securities purchase agreement (the “SPA”) on October 20, 2023 with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell an aggregate of 113,636,360 units (the “Units”), each Unit consisting of one ordinary share of the Company, par value $0.018 per share (“Share”) and a warrant to purchase three Shares (“Warrant”) with an initial exercise price of $1.10, at a price of $0.44 per Unit, for an aggregate purchase price of approximately $50 million (the “Offering”), subject to various conditions to closing, including, among other things, receipt of the Company’s shareholders’ approval of the SPA and the Offering.

On November 30, 2023, the Company held its 2023 extraordinary general meeting of shareholders (the “Meeting”), pursuant to which the shareholders of the Company approved, including, among other things, the SPA and the Offering.

On December 21, 2023, the transaction contemplated by the SPA consummated when all the closing conditions of the SPA have been satisfied and the Company issued the Units to the Purchasers pursuant to the SPA. The proceeds from the Offering will be used for the Company’s working capital and general corporate purposes.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jiuzi Holdings, Inc.

Date: January 2, 2024	By:	/s/ Tao Li
Tao Li
Chief Executive Officer

2